UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 OR 15(d)

of The Securities Exchange Act of 1934

Date of report (Date of earliest event reported): September 27, 2018

StoneMor Partners L.P.

(Exact name of registrant as specified in its charter)

Delaware	001-32270	80-0103159
(State or other jurisdiction of incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

3600 Horizon Boulevard Trevose, Pennsylvania		19053
(Address of principal executive offices)		(Zip Code)

(215) 826-2800

(Registrant’s telephone number, including area code)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☒	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company  ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.  ☐

Item 1.01.	Entry into a Material Definitive Agreement.

Merger and Reorganization Agreement

On September 27, 2018, StoneMor Partners L.P., a Delaware limited partnership (the “Partnership”), StoneMor GP LLC, a Delaware limited liability company and the general partner of the Partnership (“GP”), StoneMor GP Holdings LLC, a Delaware limited liability company and the sole member of GP (“GP Holdings”), and Hans Merger Sub, LLC, a Delaware limited liability company and wholly owned subsidiary of GP (“Merger Sub”), entered into a Merger and Reorganization Agreement (the “Merger Agreement”) pursuant to which, among other things, GP will convert from a Delaware limited liability company into a Delaware corporation to be named StoneMor Inc. (the “Company” when referring to StoneMor Inc. subsequent to such conversion), the Partnership will become a wholly owned subsidiary of the Company and the unitholders of the Partnership will become stockholders in the Company (as defined below).

Upon the terms and subject to the conditions set forth in the Merger Agreement:

(a) immediately prior to the effective time of the Merger (as defined below) (the “Effective Time”):

(i) GP Holdings shall contribute the 2,332,878 common units representing limited partner interests in the Partnership (the “Common Units”) owned by it (the “GP Holdings’ Common Units”) to GP and immediately following receipt thereof, GP shall contribute the GP Holdings’ Common Units to StoneMor LP Holdings, LLC, a Delaware limited liability company and wholly owned subsidiary of GP (“LP Sub”) and LP Sub shall be admitted as a limited partner of the Partnership,

(ii) GP shall convert into the Company (the “Conversion”) and all of the limited liability company interests of GP held by GP Holdings prior to the Conversion shall be cancelled,

(iii) as part of the Conversion and before giving effect to the Merger (as defined below), GP Holdings will be the sole stockholder of StoneMor Inc. and, as consideration for the Conversion and the Merger, will receive 2,332,878 shares of common stock, par value $0.01 per share, of StoneMor Inc. (the “Company Shares”) (subject to adjustment as provided in the Merger Agreement) with respect to the 2,332,878 Common Units held by LP Sub immediately prior to the Conversion, and 2,950,000 Company Shares (the “General Partner Shares”) (also subject to adjustment as provided in the Merger Agreement) with respect to the 1.04% General Partner Interest, the Incentive Distribution Rights and the governance and all other economic and other rights associated with the General Partner Interest held indirectly by GP Holdings through the GP immediately prior to the Conversion,

(iv) Any then outstanding award of phantom units (“Phantom Units”) granted to a member of the GP Board under the StoneMor Partners L.P. Long-Term Incentive Plan (as amended April 19, 2010) (the “2004 Partnership Equity Plan”) pursuant to a Phantom Unit agreement that provides for the deferral of the receipt of such Phantom Units (a “2004 Director Deferred Phantom Unit Award”) shall, without any action on the part of the holder thereof, vest, to the extent unvested, and be paid out pursuant to the terms of the applicable award agreement, and, without any action on the part of the holder thereof, each Phantom Unit granted pursuant to such 2004 Director Deferred Phantom Unit Award shall be treated as a Common Unit for all purposes of the Merger Agreement, including the right to receive the Merger Consideration in accordance with the terms hereof,

(v) Any then outstanding award of Phantom Units granted to a member of the GP Board under the StoneMor Partners L.P. 2014 Long-Term Incentive Plan (the “2014 Partnership Equity Plan”) pursuant to a Phantom Unit agreement that provides for the deferral of the receipt of such Phantom Units (a “2014 Director Deferred Phantom Unit Award”) shall, without any required action on the part of the holder or beneficiary thereof, be assumed by the Company and converted into an award denominated in Company Shares (a “Converted Director Deferred Phantom Unit Award”). Each Converted Director Deferred Phantom Unit Award shall continue to have and be subject to the same terms and conditions as were applicable to such Phantom Unit immediately before the Effective Time and each Converted Director Deferred Phantom Unit Award shall cover the number of Company Shares equal to the number of Common Units underlying such Phantom Unit pursuant to the 2014 Partnership Equity Plan, and

(vi) Any then outstanding award of Phantom Units that is not a 2004 Director Deferred Phantom Unit Award or a 2014 Director Deferred Phantom Unit Award granted under either the 2004 Partnership Equity Plan or the 2014 Partnership Equity Plan (a “Phantom Award”) shall, without any action on the part of the holder thereof, be assumed by the Company and converted into an award denominated in Company Shares (a “Converted Phantom Unit Award”). Each Converted Phantom Unit Award shall continue to have and be subject to the same terms and conditions as were applicable to such Phantom Unit Award immediately before the Effective Time and each Converted Phantom Unit Award shall cover the number of Company Shares equal to the number of Common Units underlying such award,

(vii) Any then outstanding award of restricted units (“Restricted Units”) granted under the 2014 Partnership Equity Plan shall, without any required action on the part of any holder thereof, be assumed by the Company and converted into an award denominated in Company Shares (a “Converted Restricted Unit Award”). Each Converted Restricted Unit Award shall continue to have and be subject to the same terms and conditions as were applicable to such Restricted Unit Award immediately before the Effective Time and each Converted Restricted Unit Award shall cover the number of Company Shares equal to the number of Common Units underlying such Restricted Unit Award and

(viii) Any then outstanding award of unit appreciation rights (“UARs”) granted under the 2004 Partnership Equity Plan (a “UAR Award”) shall, without any required action on the part of any holder thereof, immediately vest, any forfeiture restrictions applicable to such UAR Award shall immediately lapse and such UAR Award shall be assumed by the Company and converted into a stock appreciation right denominated in Company Shares (a “Converted UAR”). Each Converted UAR shall continue to have and be subject to the same terms and conditions as were applicable to such UAR immediately before the Effective Time, including the exercise price.

(b) at the Effective Time, Merger Sub shall be merged with and into the Partnership (the “Merger”), with the Partnership surviving and with the Company as its sole general partner and LP Sub as its sole holder of Common Units and each outstanding Common Unit, including certain phantom units granted to members of the GP Board under the 2004 Partnership Equity Plan but excluding any Common Units held by LP Sub, being converted into the right to receive one Company Share. All of the limited liability company interests in Merger Sub outstanding immediately prior to the Effective Time shall be converted into and become limited partner interests in the surviving entity. Following the Effective Time, the general partnership interests in the Partnership issued and outstanding immediately prior to the Effective Time shall remain outstanding and unchanged subject to such changes as are set forth in the Second Amended and Restated Agreement of Limited Partnership of the Partnership, dated as of September 9, 2008, as amended as of November 3, 2017 (the “LPA”), and the Company shall continue to be the sole general partner of the Partnership.

The conflicts committee of the board of directors of GP (the “Conflicts Committee”) (which consisted of independent directors) by unanimous vote (a) determined that the Merger Agreement and the transactions contemplated thereby are fair to, and in the best interests of, the Partnership and holders of the Common Units (the “Unitholders”) (other than GP and Unitholders affiliated with GP), (b) approved the Merger Agreement and the transactions contemplated thereby (excluding the Conversion) (the foregoing constituting Special Approval, as such term is defined in the LPA), (c) directed that the Merger Agreement be submitted to a vote of the Unitholders and (d) resolved its recommendation of adoption of the Merger Agreement by the Unitholders. Subject to certain requirements in the Merger Agreement, at any time prior to obtaining the approval of the Unitholders, the Conflicts Committee may withdraw, modify or qualify in any manner adverse to any party to the Merger Agreement its recommendation (any such action, a “Change in Recommendation”) that the Unitholders approve the Merger Agreement if the Conflicts Committee concludes in good faith, after consultation with its legal and financial advisors, that the failure to make a Change in Recommendation would be inconsistent with its duties under the LPA or applicable law. A Change in Recommendation will not (a) change the approval of the Merger Agreement and the transactions contemplated thereby or any other approval of the Conflicts Committee or (b) relieve the Partnership of any of its obligations under the Merger Agreement, including its obligation to hold a special meeting of the Unitholders for the purpose of obtaining approval of the Merger Agreement and the transactions contemplated thereby.

The completion of the Merger is subject to the satisfaction or waiver of customary closing conditions, including, without limitation: (a) approval of the Merger Agreement by the holders of a majority of the outstanding Common Units, (b) there being no law or injunction prohibiting the consummation of the Merger, (c) subject to specified materiality standards, the accuracy of the representations and warranties of the parties, (d) compliance by the parties in all material respects with their respective covenants, (e) the effectiveness of a registration statement on Form S-4, (f) the approval for listing of the Company Shares on the New York Stock Exchange or any other national securities exchange, (g) the amendment or modification of the Credit Agreement, dated as of August 4, 2016 among StoneMor Operating LLC, the other borrowers party thereto, the lenders party thereto, Capital One, National Association, as administrative agent and the other agents party thereto (the “Credit Agreement”) and any other documents entered into in connection with the Credit Agreement in a manner that permits the consummation of the Merger and the transactions contemplated by the Merger Agreement and (h) the Company’s assumption of a long-term incentive plan as specified in the Merger Agreement.

Each party to the Merger Agreement has made customary representations and warranties in the Merger Agreement. The Merger Agreement also contains customary covenants and agreements, including but not limited to, covenants and agreements relating to (a) the commercially reasonable efforts of the parties to cause the Merger and the related transactions to be consummated and (b) the preparation of the registration statement and the Partnership’s proxy statement on Form S-4.

The Merger Agreement contains certain termination rights for the Partnership, Merger Sub and GP. Either the Partnership or Merger Sub may terminate the Merger Agreement, subject to certain exceptions, if (a) the closing of the Merger Agreement has not been consummated on or before June 30, 2019, subject to certain exceptions (b) the Unitholder approval shall not have been obtained; (c) if any governmental authority has issued an order, decree or injunction that in effect enjoins, prohibits, or otherwise makes illegal the consummation of the Merger Agreement; (d) there has been a material breach in any of the representations or warranties set forth in the Merger Agreement, which is not cured pursuant to the Merger Agreement and (e) there has been a material breach in any of the covenants or agreements set forth in the Merger Agreement, which is not cured pursuant to the Merger Agreement.

The Partnership may terminate the Merger Agreement if the Conflicts Committee has made a Change in Recommendation and the approval of the Merger Agreement by the Unitholders has not been attained. GP may terminate the agreement (a) if GP shall have concluded in good faith, after consultation with its outside legal advisors and financial advisors, that the consummation of the reorganization would be inconsistent with its duties under the LPA or applicable law or (b) if there has been a Material Adverse Effect (as defined in the Merger Agreement) on the Partnership. The Merger Agreement further provides that, upon termination of the Merger Agreement under certain circumstances, the GP and GP Holdings may be required to reimburse the Partnership for expenses (including legal fees, accounting fees, financial advisory fees and other professional and non-professional fees and expenses) incurred by the Partnership in connection with or related to the authorization, preparation, negotiation, execution and performance of the Merger Agreement and the transactions contemplated thereby.

In connection with the Conversion, GP will file, or cause to be filed, a certificate of conversion and a certificate of incorporation of the Company (the “Certificate”), and bylaws of the Company will be adopted (the “Bylaws”). The Certificate and Bylaws will provide for the initial number of directors of the board of directors of the Company (the “Company Board”) to be nine (9), including two (2) designees of Robert B. Hellman, Jr., in his capacity as trustee (the “Trustee”) under the Voting and Investment Trust Agreement for the benefit of American Cemeteries Infrastructure Investors LLC (the “ACII Designated Directors”), one (1) designee of Axar Capital Management, LP or its affiliates (the “Axar Designated Director”), and the Chief Executive Officer of the Company. The ACII Designated Directors and the Axar Designated Director will each be identified by the designating persons not later than 90 days after the date of the Merger Agreement. The Company Board will be divided into three classes of directors, with the classes equal in number, and with the directors serving three year terms. As a result, approximately one-third of the Company Board will be elected each year. The ACII Designated Directors shall serve initial terms that expire no earlier than the annual meeting of the stockholders of the Company to be held in 2020 and 2021, respectively, and the Axar Designated Director shall serve an initial term that expires no earlier than the annual meeting of the stockholders of the Company to be held in 2021. Prior to the Conversion, GP Holdings, as the sole member of GP, was entitled to elect the directors of GP subject to certain exceptions. As a result of the transactions contemplated by the Merger Agreement, including the Conversion and the Merger, GP Holdings will no longer have the right to designate the members of the Board.

The material terms of the Merger Agreement set forth above are not intended to provide any other factual information about the Partnership, GP, GP Holdings or Merger Sub or their respective subsidiaries and affiliates. The Merger Agreement contains representations and warranties by each of the parties to the Merger Agreement, which were made only for purposes of the Merger Agreement and as of specified dates. The representations, warranties and covenants in the Merger Agreement were made solely for the benefit of the parties to the Merger Agreement; may be subject to limitations agreed upon by the contracting parties, including being qualified by confidential disclosures made for the purposes of allocating contractual risk between the parties to the Merger Agreement instead of establishing these matters as facts; and may be subject to standards of materiality applicable to the contracting parties that differ from those applicable to investors. Investors should not rely on the representations, warranties and covenants, or any descriptions thereof, as characterizations of the actual state of facts or condition of the Partnership, GP, GP Holdings or Merger Sub or any of their respective subsidiaries or affiliates. Moreover, information concerning the subject matter of the representations, warranties and covenants may change after the date of the Merger Agreement, which subsequent information may or may not be fully reflected in the Partnership’s public disclosures.

Voting and Support Agreement

In connection with the execution and delivery of the Merger Agreement, on September 27, 2018, the Partnership, GP, GP Holdings and certain Unitholders and their affiliates (the “Supporting Unitholders”) entered into a voting and support agreement (the “Voting and Support Agreement”), pursuant to which, among other things, the Supporting Unitholders agreed, subject to the terms and conditions of the voting and support agreement, to vote (or cause the vote of, as applicable) all of their Common Units in favor of the approval and adoption of the Merger Agreement and the transactions contemplated thereby. The Voting and Support Agreement shall terminate and be of no further force or effect upon the earliest of (a) the consummation of the reorganization proposed in the Merger Agreement, (b) the termination of the Merger Agreement, (c) the date that any amendment to the Merger Agreement are entered into that adversely affect the rights of any Axar Entity (as defined below) without the written consent of the Axar Entities, and (d) June 30, 2019. The foregoing description of the Voting and Support Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of such agreement, which is attached hereto as Exhibit 10.1 and is incorporated by reference herein.

Nomination and Director Voting Agreement

On September 27, 2018, GP and GP Holdings entered into the Nomination and Director Voting Agreement with Axar Capital Management, LP, a Delaware limited partnership (“Axar”), Axar GP LLC, a Delaware limited liability company (“Axar GP”), and Axar Master Fund, Ltd., a Cayman Islands exempted limited partnership (together with Axar and Axar GP, the “Axar Entities”), and Robert B. Hellman, Jr., in his capacity as trustee under the Voting and Investment Trust Agreement for the benefit of American Cemeteries Infrastructure Investors, LLC (“ACII,” and, together with the Axar Entities, the “Principal Stockholders”) (the “Nomination and Director Voting Agreement”), pursuant to which, among other things, GP agreed to permit the Axar Entities to designate up to one nominee to the Company Board and ACII to designate up to two nominees to the Company Board, subject to the terms and conditions set forth therein.

So long as ACII and its affiliates continue to beneficially own at least 50% of the Company Shares that they owned immediately following the Effective Time, ACII will be entitled to designate two directors for nomination to the Company Board. ACII will only be entitled to designate one director for nomination to the Company Board in the event ACII and its affiliates own at least 33% (but less than 50%) of the Company Shares that they owned immediately following the Effective Time. Axar will be entitled to designate one director for nomination to the Company Board so long as Axar and its affiliates continue to beneficially own at least 33% of the Company Shares that they owned immediately following the Effective Time. A Principal Stockholder’s right to designate any directors for nomination will terminate immediately when such Principal Stockholder, together with its affiliates, ceases to beneficially own at least 33% of the Company Shares that they owned immediately following the Effective Time.

During the period commencing at the Effective Time and ending on the earlier of (a) the third anniversary of the Effective Time, (b) the date that the Company or any of its affiliates or agents materially breaches the Nomination and Director Voting Agreement (following a notice and cure period) or takes any action challenging the validity or enforceability of the Nomination and Director Voting Agreement, (c) the date that ACII or the Axar Entities, as applicable, no longer have the right to designate for nomination any directors and no longer have any of their designated directors on the Board, and (d) thirty days following the delivery by all of the ACII Designated Directors or the Axar Designated Director, respectively, of a notice of immediate effective resignation from the Company Board(the “Standstill Termination Date”), the Principal Stockholders have agreed that, at any meeting of the stockholders or in any other circumstances upon which a vote, consent or other approval of all or some of the stockholders is sought solely with respect to the matters described below, they will vote (or cause to be voted) or execute (or cause to be executed) consents with respect to, as applicable, all of the Company securities owned as of the applicable record date in favor of the election of the persons named in the Company’s proxy statement as the Company Board’s nominees for election as directors, and against any other nominees.

During the period commencing on the closing date and ending on the Standstill Termination Date, each Principal Stockholder has agreed, subject to certain exceptions, that it will not, and will cause its controlled affiliates not to, directly or indirectly, among other things: (a) engage in any hostile or takeover activities with respect to the Company (including by means of a tender offer or soliciting proxies or written consents, other than as recommended by the Company Board); (b) acquire or propose to acquire beneficial ownership of additional Company Shares or other Company securities that in the aggregate, together with their beneficial ownership of any other units, is equal to beneficial ownership of 19.99% or more of the voting power of the outstanding Company Shares, provided that the foregoing will not prohibit and the Principal Stockholders shall have the right to participate pro rata, based on their respective beneficial ownership percentage of the outstanding Company Shares, in any issuance of equity securities of the Company or its affiliates; (c) call a special meeting of the stockholders; (d) seek additional representation on the Board or propose to remove, or vote to remove, any directors, other than in accordance with the Nomination and Director Voting Agreement.

Item 5.01	Changes in Control of Registrant.

The information set forth in Item 1.01 of this Form 8-K is hereby incorporated by reference into this Item 5.01.

Item 7.01	Regulation FD Disclosure.

On September 28, 2018, the Partnership issued a press release announcing its entry into the Merger Agreement. The full text of the press release is included as Exhibit 99.1 to this Current Report on Form 8-K and is incorporated into this Item 7.01 by reference.

In accordance with General Instruction B.2 of Form 8-K, the information set forth in this Item 7.01 and the attached Exhibit 99.1 shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended.

Item 8.01	Other Events.

To the extent required, the information included in Item 7.01 of this Form 8-K is incorporated into this Item 8.01.

Important Information for Investors and Unitholders

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval.

In connection with the proposed reorganization, StoneMor GP LLC (to be converted into a corporation named StoneMor Inc. (“StoneMor GP”)) and StoneMor Partners L.P. (the “Partnership”) will jointly file with the Securities and Exchange Commission (“SEC”) a registration statement on Form S-4, which will include a prospectus of StoneMor GP and a proxy statement of the Partnership. StoneMor GP and the Partnership also plan to file other documents with the SEC regarding the proposed transaction. After the registration statement has been declared effective by the SEC, a definitive joint proxy statement/prospectus will be mailed to the unitholders of the Partnership. INVESTORS AND UNITHOLDERS OF THE PARTNERSHIP ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS (INCLUDING ALL AMENDMENTS AND SUPPLEMENTS THERETO) AND OTHER DOCUMENTS RELATING TO THE PROPOSED REORGANIZATION THAT WILL BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE

THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED REORGANIZATION. Investors and unitholders will be able to obtain free copies of the joint proxy statement/prospectus and other documents containing important information about StoneMor GP and the Partnership once such documents are filed with the SEC, through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by the Partnership will be available free of charge on their internet website at www.stonemor.com or by contacting their Investor Relations Department at (215) 826-2945.

Participants in the Solicitation

The Partnership, StoneMor GP, and its directors and certain of its members and executive officers may be deemed to be participants in the solicitation of proxies from the unitholders of the Partnership in connection with the proposed transaction. Information about the directors and executive officers of StoneMor GP is set forth in the Partnership’s Annual Report on Form 10-K which was filed with the SEC on July 17, 2018. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the joint proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available. Free copies of these documents can be obtained using the contact information above.

Cautionary Statement Regarding Forward-Looking Statements

This communication contains forward-looking statements. For example, statements regarding future financial performance, future competitive positioning and business synergies, future acquisition cost savings, future market demand, future benefits to unitholders, future economic and industry conditions, the proposed merger (including its benefits, results, effects and timing) and whether and when the transactions contemplated by the merger and reorganization agreement will be consummated, are forward-looking statements within the meaning of federal securities laws. The Partnership and StoneMor GP believe that their expectations are based on reasonable assumptions. No assurance, however, can be given that such expectations will prove to have been correct.

A number of factors could cause actual results to differ materially from the projections, anticipated results or other expectations expressed in this communication. Such factors include, but are not limited to: the failure of the unitholders of the Partnership to approve the proposed reorganization; the risk that the conditions to the closing of the proposed transaction are not satisfied; the risk that regulatory approvals required for the proposed transaction are not obtained or are obtained subject to conditions that are not anticipated; potential adverse reactions or changes to business relationships resulting from the announcement or completion of the proposed transaction; uncertainties as to the timing of the proposed transaction; competitive responses to the proposed transaction; the inability to obtain or delay in obtaining cost savings and synergies from the proposed transaction; unexpected costs, charges or expenses resulting from the proposed transaction; the outcome of pending or potential litigation; the inability to retain key personnel; uncertainty of the expected financial performance of StoneMor Inc. following completion of the proposed transaction; and any changes in general economic and/or industry specific conditions.

The Partnership and StoneMor GP caution that the foregoing list of factors is not exclusive. Additional information concerning these and other risk factors is contained in the Partnership’s most recently filed Annual Reports on Form 10-K, subsequent Quarterly Reports on Form 10-Q, recent Current Reports on Form 8-K, and other SEC filings, which are available at the SEC’s website, http://www.sec.gov. All subsequent written and oral forward-looking statements concerning the Partnership, StoneMor GP, the proposed transaction or other matters attributable to the Partnership, StoneMor GP or any person acting on their behalf are expressly qualified in their entirety by the cautionary statements above. Each forward looking statement speaks only as of the date of the particular statement. Except as required by law, the Partnership and StoneMor GP undertake no obligation to publicly update or revise any forward-looking statements.

Item 9.01.	Financial Statements and Exhibits.

(d)    Exhibits.

Exhibit Number	Description of the Exhibit

10.1	Voting and Support Agreement, dated September 27, 2018, by and among StoneMor Partners L.P., StoneMor GP LLC, and the unitholders of StoneMor Partners L.P. named therein.

99.1	Press Release, dated as of September 28, 2018.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

STONEMOR PARTNERS L.P.

	By:	StoneMor GP LLC,
its general partner

Date: September 28, 2018	By:	/s/ Joseph M. Redling
	Name:	Joseph M. Redling
	Title:	President and Chief Executive Officer